December 11, 2006

Mr. Kevin W. Vaughn Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, NW Mail Stop Washington, DC 20549 Via Email: komarm@sec.gov

Re: AmericanWest Bancorporation
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 8, 2006
      File No. 000-18561

Dear Mr. Vaughn:

This letter is in response to your request for information on the above-referenced matter (“the Filing”) dated December 8, 2006.

AmericanWest Bancorporation (“AmericanWest”) acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosures contained in the Filing;
  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Filing;
  It may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Your letter requested a response on three items in the Filing. Our responses are as follows:

          1. Consolidated Statement of Cash Flows, page 48

Comment: Explain the circumstances of the sale of the branch during 2004 and how it constitutes a financing activity under SFAS No. 95, Statement of Cash Flows.

During the second quarter of 2004, AmericanWest sold its branch located in Ione, Washington to an unrelated third party financial institution (“Buyer”). Under the terms of the agreement, approximately $15.4 million of deposit liabilities were assumed by the Buyer in consideration of a cash payment by AmericanWest of $14.5 million and other assets related to the branch valued at approximately $300,000. The difference between the net liabilities assumed and cash paid represents the premium paid by the Buyer, which was recognized as a $618,000 gain on sale by AmericanWest and included in other non-interest income in the consolidated statements of income for 2004.

Upon a closer review of SFAS No. 95, we believe that the cash flow arising from the sale of the branch would be more appropriately classified as an investing activity.

Since this transaction represents the only branch sale by AmericanWest during the three year period ending December 31, 2006, we propose to reclassify the 2004 line item for “Cash payments for sale of branch” to the cash flows from investing activities section of the consolidated statements of cash flows in the 2006 Form 10-K. We believe that this change in classification is not a material change to the financial statements as a whole and, accordingly, does not justify restating previously filed financial statements. Of course, any cash flows resulting from future branch sales will be reported under investing activities.

      2. Note 1: Business and Summary of Significant Accounting Policies, page 49 Securities, page 49

Comment: Explain the facts and circumstances under which indicators of value other than market quotes are used and how it was determined that the AmericanWest accounting policy complies with paragraph 110 of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

In the Filing, we used quoted market prices for the valuation of all investment securities classified as available for sale for which such quotes were available. As of December 31, 2005, the aggregate amortized cost of all investment securities was approximately $31.5 million and the aggregate fair value was approximately $31.4 million. Of this total, quoted values were not available for six securities with an aggregate carrying value/amortized cost of approximately $1.0 million, or 3% of the total.

We expect that approximately 96% of the total available-for-sale investment securities portfolio as of December 31, 2006 will be valued using market quotations. Approximately $1.5 million of securities will not have market quotes available, of which $1.0 million will be for an equity investment in low-income housing (Community Reinvestment Act qualified) project.

Accordingly, we believe that our accounting policy complies with the provisions of paragraph 110 of SFAS No. 115.

We do not anticipate that any material amounts of additional investment securities will be acquired for which market quotations are not available.

Exhibit A contains proposed language for revising the Securities section of Note 1 in the Form 10-K for the period ending December 31, 2006 (and subsequent periodic filings) to clarify this accounting policy.

      3. Loans and Allowance for Loan Losses, page 50

Comment: “Apparent contradiction” between statements on page 51 and 23 of Filing

Response:

This disclosure in future periodic filings, effective with the Form 10-K for the period ending December 31, 2006, will indicate in consistent manner that the allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses in accordance with generally accepted accounting principles. We believe the use of the word “potential” on page 51 of the filing was simply a semantic error. This will be corrected in the Form 10-K for the period ending December 31, 2006 and subsequent periodic filings. A draft of the proposed revision is attached as Exhibit B.

Comment: List individual amounts of the allowance for loan losses related to loan commitments, commitments under credit card arrangements, standby letters of credit and financial guarantee losses.

Response:

As of December 31, 2005, approximately $466,000 of the reported $14.4 million allowance for loan losses was related to financial instruments with off-balance sheet risk. This represented approximately 3.2 percent of the total reported allowance for loan losses as of that date. Following is a breakout of allowance attributed to financial instruments with off-balance sheet risk by major type as of December, 31, 2005:

Unfunded loan commitments	$445,000
Financial standby letters of credit	11,000
Other financial guarantees	10,000
Total	$466,000

There were no specific allocations provided for credit card arrangements as of December 31, 2005, as AmericanWest’s credit card portfolio was sold during the fourth quarter of that year.

Since the portion of the allowance for loan losses attributable to instruments with off-balance sheet risk is not material, rather than make adjustments to the consolidated statements of income we intend to reclassify the related balance as a liability effective December 31, 2006 and to reclassify the prior period amounts and related ratios shown in applicable sections of Part II, Items 6, 7 and 8 in the Form 10-K for that period and subsequent periodic filings. With respect to disclosures in Item 8, this will include a revision to Note 1 (Business and Summary of Significant Accounting Policies) and Note 5 (Loans and Allowance for Loan Losses). In addition, the consolidated statement of financial condition as of December 31, 2005 will be appropriately adjusted.

Drafts of the proposed revisions to Note 1, Note 5 and the consolidated statements of financial condition are included in Exhibit B.

Later this week, AmericanWest expects to file a Form S-4 in connection with its pending merger with Far West Bancorporation of Provo, Utah. We are hopeful that the timely and complete response to the review comments provided herein will assist with the processing of the Form S-4.

If you have any questions regarding the responses above, please contact me directly at 509.232.1963 or prusnak@awbank.net.

Sincerely,

/s/ Patrick J. Rusnak
Patrick J. Rusnak Executive Vice President & Chief Operating Officer

Cc: D. Livingstone, Chairman, Audit and Compliance Committee
      R. Daugherty, President & Chief Executive Officer
      D. Kelleher, Chief Financial Officer
      K. Roberts, Partner, Foster Pepper Tooze LLP
      D. Ognall, Partner, Foster Pepper Tooze LLP

Exhibit A

The first two sentences under the “Securities: heading on page 49 (Note 1) will be replaced by the following:

All securities are classified as available-for-sale and are carried at fair value. Fair value is determined using published quotes when available, or other indicators of value when such are not available. As of December 31, 2006, published quotes were available for approximately 99% of all available for sale investment securities.

This should not be construed as any indication that AmericanWest intends to classify all future securities acquired as available for sale.

Exhibit B

The following are proposed revisions to disclosures contained in the Filing to be reflected in the Form 10-K for the period ending December 31, 2006:

Note 1:

1.	The heading on page 50 will be revised to read: “Loans, allowance for loan losses and reserve for unfunded commitments:”

2.	The final two paragraphs of that section of Note 1 (page 51) will be deleted and replaced by the following:

The allowance for loan losses is maintained at a level management believes is adequate to provide for probable loan losses as of the balance sheet dates. The allowance for loan losses is based on an ongoing review of the loan portfolio, which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect a borrower’s ability to repay, and evaluation of the prevailing and anticipated economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revision of the estimate in future periods.

A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with the Bank’s commitment to lend funds under existing agreements such as letters or lines of credit.

Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are recognized in earnings in the periods in which they become known through charges to other noninterest expense. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the reserve for unfunded commitments. Provisions for unfunded commitment losses, and recoveries on commitment advances previously charged off, are added to the reserve for unfunded commitments, which is included in the Other Liabilities section of the consolidated statements of financial condition.

During the fourth quarter of 2006, the Company reclassified the portion of the allowance for loan losses attributable to unfunded commitments to other liabilities. This reclassification was applied to all periods presented in order to allow for provide a comparable presentation and had no impact on the reported provision for loan losses.

The factors supporting the allowance for loan losses and the reserve for unfunded commitments do not diminish the fact that the entire allowance for loan losses and reserve for unfunded commitments are each available to absorb losses in the loan portfolio and related commitment portfolio, respectively. The Company’s principal focus, therefore, is on the adequacy of the total allowance for loan losses and reserve for unfunded commitments.

The allowance for loan losses and reserve for unfunded commitments are both subject to review by banking regulators. The Bank’s primary regulators regularly conduct reviews of the allowance for loan losses and reserve for unfunded commitments as an integral part of their examination process. Should the regulators determine that the allowance for loan losses or reserve for unfunded commitments are not adequate, the Bank may be required to recognize additional provision expense or charge-offs.

Note 5

1.	Note title will be change to read “Loans, Allowance for Loan Losses and Reserve for Unfunded Commitments.”

2.	The following disclosures will replaced the previous table and explanatory introduction for changes in the allowance for loan losses as shown in Note 5 (Part II, Item 8) of the Filing. The information presented in the 2006 column in both tables below will not be finalized until the Form10-K for the period ending December 31, 2006 is filed.

In 2006, the Company reclassified the reserve for unfunded commitments from the allowance for loan losses to other liabilities. The reclassifications had no effect on the provision for loan losses as reported. The activity related to the allowance losses, as adjusted for the reclassification, for each of the years ending December 31, 2006, 2005 and 2004, is presented below:

($ in thousands)	2006	2005	2004
Balance, beginning of year	$13,915	$18,282	$12,252
Provision charged to operations	-	2,112	13,054
Loans charged-off	-	(6,925)	(8,122)
Recoveries	-	446	1,098
Balance of acquired entites at acquisition date	2,068	-	-

Balance, end of year	$15,983	$13,915	$18,282

The activity related to the reserve for unfunded commitments, for each of the years ended December 31, 2006, 2005 and 2004, is presented below:

($ in thousands)	2006	2005	2004
Balance, beginning of year	$446	$193	$201
Provision charged to operations	-	253	(8)
Charge-offs	-	-	-
Recoveries	-	-	-
Balance of acquired entites at acquisition date	-	-	-

Balance, end of year	$446	$446	$193